UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

vTv Therapeutics Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

918385 105
(CUSIP Number)

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel MacAndrews & Forbes Incorporated 35 East 62nd Street New York, NY 10065 212-572-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New  York, NY 10019-6064
(212) 373-3000

December 11, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 11
CUSIP No.	918385 105
1	NAME OF REPORTING PERSON
MacAndrews & Forbes Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,994,072 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,994,072 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,994,072 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes (i) 12,417,568 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer, (ii) 23,084,267 shares of Class A Common Stock issuable upon exchange of 23,084,267 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC, (iii) 1,057,455 shares of Class A Common Stock issuable to MacAndrews & Forbes Group LLC (“M&F Group”) upon exercise of Common Stock Purchase Warrants held by M&F Group (the “Warrants”) and (iv) 5,434,782 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to a commitment letter, dated December 11, 2018 (the “Letter Agreement”) that are beneficially owned by the “Reporting Persons” (as defined below).  The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.  Includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Ronald O. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.

(2)
The calculation assumes that there is a total of 49,118,306 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,434,782 shares of Class A Common Stock issuable to M&F Group pursuant to the Letter Agreement, in each case, as of December 11, 2018.

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 11
CUSIP No.	918385 105
1	NAME OF REPORTING PERSON
MacAndrews & Forbes LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,509,139 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,509,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,509,139 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes (i) 10,016,902 shares of Class A Common Stock, (ii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iii) 5,434,782 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the Letter Agreement.

(2)
The calculation assumes that there is a total of 49,118,306 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,434,782 shares of Class A Common Stock issuable to M&F Group pursuant to the Letter Agreement, in each case, as of December 11, 2018.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 11

CUSIP No.	918385 105
1	NAME OF REPORTING PERSON
MacAndrews & Forbes Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,509,139 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,509,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,509,139 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes (i) 10,016,902 shares of Class A Common Stock, (ii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iii) 5,434,782 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the Letter Agreement.

(2)
The calculation assumes that there is a total of 49,118,306 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,434,782 shares of Class A Common Stock issuable to M&F Group pursuant to the Letter Agreement, in each case, as of December 11, 2018.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 11

CUSIP No.	918385 105
1	NAME OF REPORTING PERSON
MFV Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,779,499 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,779,499 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,779,499 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  Includes 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 42,626,069 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of December 11, 2018.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 11
CUSIP No.	918385 105
1	NAME OF REPORTING PERSON
M&F TTP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  Represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 42,626,069 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of December 11, 2018.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 11
CUSIP No.	918385 105
1	NAME OF REPORTING PERSON
M&F TTP Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  Represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 42,626,069 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of December 11, 2018.

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 11
This Amendment No. 15 (“Amendment No. 15”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015, as further amended by Amendment No. 2 to the statement on Schedule 13D, dated October 5, 2015, as further amended by Amendment No. 3 to the statement on Schedule 13D, dated April 6, 2016, as further amended by Amendment No. 4 to the statement on Schedule 13D, dated August 15, 2017, as further amended by Amendment No. 5 to the statement on Schedule 13D, dated December 7, 2017, as further amended by Amendment No. 6 to the statement on Schedule 13D, dated May 29, 2018, as further amended by Amendment No. 7 to the statement on Schedule 13D, dated June 20, 2018, as further amended by Amendment No. 8 to the statement on Schedule 13D, dated July 10, 2018, as further amended by Amendment No. 9 to the statement on Schedule 13D, dated August 1, 2018, as further amended by Amendment No. 10 to the statement on Schedule 13D, dated August 14, 2018, as further amended by Amendment No. 11 to the statement on Schedule 13D, dated September 10, 2018, as further amended by Amendment No. 12 to the statement on Schedule 13D, dated October 1, 2018, as further amended by Amendment No. 13 to the statement on Schedule 13D, dated November 6, 2018, and as further amended by Amendment No. 14 to the statement on Schedule 13D, dated November 29, 2018  (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), MFV Holdings One LLC, a Delaware limited liability company (“MFV”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), and M&F TTP Holdings Two LLC, a Delaware limited liability company (“M&F TTP Two”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On December 11, 2018, M&F Group entered into a letter agreement (the “Letter Agreement”), with the Issuer, for M&F Group’s commitment to purchase, at the Issuer’s option, exercisable on demand during a one-year period after the date of the Letter Agreement (the “Investment Period”), Class A Common Stock at a per share price of $1.84, which is equal to the closing price of the Class A Common Stock for the trading day preceding the date of the Letter Agreement.  The Letter Agreement also permits M&F Group to exercise an option to purchase Class A Common Stock at the same price up to three times during the Investment Period.  The aggregate amount of Class A Common Stock that may be purchased by M&F Group (whether at its or the Company’s option) pursuant to the Letter Agreement is limited to $10.0 million.

In consideration for the commitment of M&F Group under the Letter Agreement, M&F received a warrant (the “Warrant”) to purchase 340,534 shares of Class A Common Stock, exercisable at a price of $2.12, which is 115% of the option price under the Letter Agreement.  The Warrant is exercisable until December 11, 2025.

The obligation of M&F Group to fund and the obligation of the Issuer to issue shares under the Letter Agreement is subject to the execution of mutually acceptable definitive documentation at the time of a request for funding.

The foregoing summaries of the Letter Agreement and the Warrant are not complete and are subject in their entirety to the Letter Agreement and the Warrant themselves, which are filed as Exhibits 2 and 3 hereto and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) MacAndrews & Forbes directly or indirectly controls M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  Including (i) the 23,084,267 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding, (ii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iii) 5,434,782 shares of Class A Common Stock issuable to M&F Group pursuant to the Letter Agreement, 41,994,072 shares of Class A Common Stock are beneficially owned by Mr. Perelman and MacAndrews & Forbes; 24,779,499 shares of Class A Common Stock are beneficially owned by MFV; 22,378,833 shares of Class A Common Stock are beneficially owned by M&F TTP and M&F TTP Two; and 16,509,139 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group.  Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 11
Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  The number of shares reported as beneficially owned by MacAndrews & Forbes includes 655,721 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by Mr. Perelman and 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.  Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of his pecuniary interest therein.

The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and MacAndrews & Forbes represents approximately 85.5% of the Class A Common Stock, (ii) MFV represents approximately 58.1% of the Class A Common Stock, (iii) M&F TTP and M&F TTP Two represents approximately 52.5% of the Class A Common Stock and (iv) M&F LLC and M&F Group represents approximately 33.6% of the Class A Common Stock (assuming, in the case of MFV, M&F TTP and M&F TTP Two, that there is a total of 42,626,069 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of December 11, 2018, and, in the case of the beneficial ownership of Mr. Perelman, MacAndrews & Forbes, M&F LLC and M&F Group, that there is a total of 49,118,306 shares of Class A Common Stock outstanding, which is the sum of (i) 19,531,848 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 5,434,782 shares of Class A Common Stock issuable to M&F Group pursuant to the Letter Agreement, in each case, as of December 11, 2018).

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 14 to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information below.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on December 12, 2018 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:
Joint Filing Agreement, dated December 12, 2018, between MacAndrews & Forbes Incorporated, MacAndrews & Forbes LLC, MacAndrews & Forbes Group LLC, MFV Holdings One LLC, M&F TTP Holdings LLC and M&F TTP Holdings Two LLC.

Exhibit 2:	Letter Agreement, dated as of December 11, 2018, by and between vTv Therapeutics Inc. and MacAndrews & Forbes Group LLC.
Exhibit 3:	Common Stock Purchase Warrant, dated as of December 11, 2018.

CUSIP No. 918385 105	SCHEDULE 13D	Page 10 of 11
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2018

MacAndrews & Forbes Incorporated

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MacAndrews & Forbes LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MacAndrews & Forbes Group LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MFV Holdings One LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

M&F TTP Holdings LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

M&F TTP Holdings Two LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary